Filed Pursuant to Rule 424(b)(2)
                                                Registration Number:  333-48647

PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated May 24, 2000)


                                 221,778 Shares

                            MDU RESOURCES GROUP, INC.
                                  Common Stock
                           Par Value, $1.00 per share

          PLAN OF DISTRIBUTION. MDU Resources Group, Inc. is offering these shares, together with the attached preference share purchase rights, directly to Acqua Wellington North American Equities Fund, Ltd. at a pro rata purchase price of $21.4356 per share. The total purchase price for all of these shares is $4,753,939. Acqua Wellington North American Equities Fund, Ltd. must purchase all of these shares if it purchases any of them.

          MDU will receive proceeds from the sale of these shares of $4,753,939 minus its expenses relating to the sale, which are estimated to be $32,500. These shares are listed on the New York Stock Exchange and the Pacific Exchange under the symbol MDU.

          The offering price of these shares was established with reference to prices of MDU Resources Group, Inc. common stock on the New York Stock Exchange for the period beginning June 12, 2000 and ending July 6, 2000, net of a discount of 2.5% for some of the shares and a discount of 2.0% for the remaining shares. MDU Resources Group, Inc. will deliver these shares to Acqua Wellington North American Equities Fund, Ltd. on or about the date of this Prospectus Supplement.

          MDU Resources Group, Inc. has agreed to indemnify Acqua Wellington North American Equities Fund, Ltd. against certain liabilities, including liabilities under the Securities Act of 1933.

          If Acqua Wellington North American Equities Fund, Ltd. acquires these shares and resells them shortly before or after acquiring them, it may be considered to be an underwriter within the meaning of the Securities Act of 1933. MDU Resources Group, Inc. has no arrangement or understanding, formal or informal, relating to a distribution of these shares. Any resale of these shares by Acqua Wellington North American Equities Fund, Ltd. would be solely at its election and would not be made on behalf of or at the request of MDU Resources Group, Inc. MDU Resources Group, Inc. does not have any specific knowledge of the intentions, if any, of Acqua Wellington North American Equities Fund, Ltd. to resell and distribute these shares.

          USE OF PROCEEDS. The net proceeds to MDU Resources Group, Inc. from the sale of these shares will be added to the general funds of MDU Resources Group, Inc. and may be used for the refunding of outstanding debt obligations, for corporate development purposes (including the acquisition of businesses and/or business assets), and for other general corporate purposes.

          GENERAL. The mailing address and telephone number of the principal executive offices of MDU Resources Group, Inc. are: Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, (701) 222-7900.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this Prospectus Supplement is July 7, 2000.